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FOR IMMEDIATE RELEASE                      CONTACT: John F. Short, Vice Chairman
- ----------------------                                    and CFO (908) 281-3401
September 13, 1996

Princeton, New Jersey, September 13, 1996 -- Opinion Research Corporation (NASDAQ/NMS: ORCI) announced today that its Board of Directors has adopted a Stockholder Rights Plan designed to protect stockholders from potentially abusive takeover tactics. Michael R. Cooper, ORC's Chairman and Chief Executive Officer, stated that the plan is designed to assure all ORC stockholders of fair and equal treatment in the event of any proposed takeover of the company. Dr. Cooper emphasized that the Board's action was not in response to any known efforts to acquire control of the Company.

ORC will distribute one stock purchase right for each common share held as of October 3, 1996. Each right will entitle stockholders to purchase 1/1000th of a newly issued share of Series A Junior Participating Preferred Stock of the company upon the occurrence of certain events. The rights will expire on October 3, 2006.

The rights will be exercisable if any person or group (other than certain exempted persons) acquires ownership of 20 percent or more of ORC common shares, or announces a tender offer for 20 percent or more of such shares.

If such person or group acquires 20 percent or more of ORC common shares, other than as a result of a tender offer for all outstanding shares at a price determined by a majority of independent directors to be fair and otherwise in the best interest of ORC and its stockholders, each right will then entitle the holder other than the acquiror to purchase, at the exercise price, ORC common shares or other property having a value of four times the exercise price of the right.

ORC will be entitled to redeem the rights at $.001 per right at any time until the twentieth day following public announcement that a 20 percent position has been reached by a non-exempt stockholder. The redemption period may be extended by the company at any time prior to its expiration.

Dr. Cooper stated: "Hundreds of publicly-held companies have adopted Rights Plans similar to the one we have adopted. We consider this Rights Plan to be the best available means of protecting our shareholders' right to retain their equity investment in ORC and the full value of that investment while not foreclosing a fair acquisition bid for the Company."